CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Global Medium-Term Notes, Series A	$1,516,000	$206.78

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 27, 2013 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$1,516,000 Phoenix Autocallable Notes Due July 16, 2014 Linked to the Common Stock of Bank of America Corporation Global Medium-Term Notes, Series A

General

•	Senior unsecured obligations of Barclays Bank PLC maturing July 16, 2014†.

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•	The Notes priced on June 27, 2013 (the “pricing date”) and are expected to issue on or about July 2, 2013 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	The common stock of Bank of America Corporation (Bloomberg ticker symbol “BAC UN<Equity>” (the “underlying equity”).

Call Feature:	The Notes will be called if the closing price of the underlying equity on any observation date is at or above the initial price. If the Notes are called, Barclays Bank PLC will pay on the applicable call settlement date a cash payment per Note equal to the principal amount plus the contingent coupon otherwise due on the related coupon payment date pursuant to the contingent coupon feature. No further amounts will be owed to you under the Notes.

Contingent Coupon:

If the closing price of the underlying equity is equal to or greater than the Coupon Barrier on any observation date, Barclays Bank PLC will pay you the contingent coupon applicable to such observation date.

If the closing price of the underlying equity is less than the Coupon Barrier on any observation date, the contingent coupon applicable to such observation date will not accrue or be payable and Barclays Bank PLC will not make any payment to you on the related coupon payment date.

The contingent coupon will be a fixed amount based upon equal quarterly installments at the Contingent Coupon Rate, which is a per annum rate as set forth below.

Payment at Maturity:

If the Notes are not called and the final price is equal to or greater than the Trigger Price (which equals the Coupon Barrier) on the final valuation date, Barclays Bank PLC will pay you a cash payment on the maturity date equal to $1,000 per $1,000 principal amount Note plus the contingent coupon otherwise due for the final quarter.

If the Notes are not called and the final price is less than the Trigger Price on the final valuation date, Barclays Bank PLC will pay you a cash payment on the maturity date that is less than your principal amount, if anything, resulting in a loss that is proportionate to the negative Underlying Return, calculated as follows per $1,000 principal amount Note:

$1,000 × (1 + Underlying Return)

Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the underlying equity declines.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

(Key Terms continued on the next page)

	Initial Issue Price[1]	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1%	99%
Total	$1,516,000	$1,516,000	$15,160	$1,500,840

[1]

Our estimated value of the Notes on the pricing date, based on our internal pricing models, is $978.30 per Note. The estimated value is less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-12 of this pricing supplement.

[2]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%. The price to the public for all other purchases of Notes is 100%.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Contingent Coupon Rate:	12.35% per annum (or 3.0875% per quarter) The table below sets forth each observation date and the related contingent coupon for each Note based on the Contingent Coupon Rate of 12.35% per annum.

Observation Date††	Call Settlement Date/Coupon Payment Date††	Contingent Coupon (per Note)
October 11, 2013	October 16, 2013	$30.875
January 13, 2014	January 16, 2014	$30.875
April 11, 2014	April 16, 2014	$30.875
July 11, 2014	July 16, 2014	$30.875

Underlying Return:	Final Price – Initial Price Initial Price

Coupon Barrier:	$10.41, which is 80% of the initial price of the underlying equity.

Trigger Price:	$10.41, which is 80% of the initial price of the underlying equity.

Initial Price:	$13.01, which is the closing price of the underlying equity on the pricing date.

Final Price:	The closing price of the applicable underlying equity on the final valuation date.

Closing Price:	On any trading day, the last reported sale price of the underlying equity on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.

Observation Dates†:	The first observation date will occur on or about October 11, 2013; observation dates will occur quarterly thereafter on or about January 13, 2014, April 11, 2014 and July 11, 2014 (July 11, 2014, the “final valuation date”).

Call Settlement Dates:	Three (3) business days following the applicable observation date; provided however, if the Notes are called on the final valuation date, the related call settlement date will be the maturity date.

Coupon Payment Dates:	Three (3) business days following the applicable observation date; provided however, the final coupon payment date will be the maturity date.

Maturity Date†:	July 16, 2014

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06741TYL5 / US06741TYL50

†

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset” in the prospectus supplement.

JPMorgan Placement Agent

PS–2

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SCENARIO ANALYSIS AND HYPOTHETICAL EXAMPLES

The following examples are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the underlying equity relative to its initial price. We cannot predict the closing price of the underlying equity on any day during the term of the Notes, including on the observation dates. You should not take these examples as an indication or assurance of the expected performance of the underlying equity. The numbers appearing in the examples below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the total payment on the Notes per $1,000 principal amount Note to the $1,000 issue price. The following examples illustrate amounts payable on a hypothetical offering of the Notes under various scenarios, based on the following assumptions:

Principal Amount:	$1,000
Term:	12 months
Initial Price:	$13.01
Contingent Coupon Rate:	12.35% per annum (or 3.0875% per quarter)
Contingent Coupon:	$30.875 per quarter
Observation Dates:	Observation dates will occur quarterly as set forth on the cover of this pricing supplement.
Coupon Barrier:	$10.41 (which is 80% of the initial price)
Trigger Price:	$10.41 (which is 80% of the initial price)

PS–3

Example 1—Notes are Called on the First Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$16.58	Closing price of underlying equity at or above initial price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $30.875 on call settlement date.
Total Payment (per $1,000 Note):		$1,030.875 (3.0875% total return on the Notes)

Because the closing price of the underlying equity is equal to or greater than the initial price on the first observation date, the Notes are called on the first observation date. The Issuer will pay you on the call settlement date $1,030.875 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the first observation date.

Example 2—Notes are Called on the Third Observation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$12.12	Closing price of underlying equity below initial price, Notes NOT called; above Coupon Barrier, Issuer pays contingent coupon payment of $30.875 on first coupon payment date.
Second Observation Date	$8.20	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$15.03	Closing price of underlying equity at or above initial price, Notes are called; Issuer repays principal plus pays contingent coupon payment of $30.875 on call settlement date.
Total Payment (per $1,000 Note):		$1,061.75 (6.175% total return on the Notes)

Because the closing price of the underlying equity is equal to or greater than the initial price on the third observation date, the Notes are called on the third observation date. The Issuer will pay you on the call settlement date $1,030.875 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the third observation date.

In addition, because the closing price of the underlying equity was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $30.875 on the first coupon payment date. However, because the closing price of the underlying equity was less than the Coupon Barrier on the second observation date, the Issuer will not pay any contingent coupon payment on the coupon payment date following the second observation date.

Example 3—Notes are NOT Called and the Final Price is above the Trigger Price on the Final Valuation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$12.29	Closing price of underlying equity below initial price, Notes NOT called; above Coupon Barrier, Issuer pays contingent coupon payment of $30.875 on first coupon payment date.
Second Observation Date	$6.83	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$5.46	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on third coupon payment date.
Fourth Observation Date (the Final Valuation Date)	$11.25	Closing price of underlying equity below initial price, Notes NOT called; final price above Trigger Price and Coupon Barrier, Issuer repays principal plus pays contingent coupon payment of $30.875 on maturity date.
Total Payment (per $1,000 Note):		$1,061.75 (6.175% total return on the Notes)

Because the closing price of the underlying equity was less than the initial price on each observation date, the Notes are not called. Because the final price is equal to or greater than the Trigger Price and Coupon Barrier, at maturity, the Issuer will pay you $1,030.875 per $1,000 principal amount Note, which is equal to your principal amount plus the contingent coupon payment due in connection with the fourth observation date.

In addition, because the closing price of the underlying equity was equal to or greater than the Coupon Barrier on the first observation date, the Issuer will pay the contingent coupon payment of $30.875 on the first coupon payment date. However, because the closing price of the underlying equity was less than the Coupon Barrier on the second observation date and on the third observation date, the Issuer will not pay any contingent coupon payment on the coupon payment dates following the second observation date or third observation date.

Example 4—Notes are NOT Called and the Final Price is below the Trigger Price on the Final Valuation Date

Date	Closing Price	Payment (per Note)
First Observation Date	$8.20	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on first coupon payment date.
Second Observation Date	$6.83	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on second coupon payment date.
Third Observation Date	$5.46	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier, Issuer DOES NOT pay contingent coupon payment on third coupon payment date.
Fourth Observation Date (the Final Valuation Date)	$5.85	Closing price of underlying equity below initial price, Notes NOT called; below Coupon Barrier and Trigger Price, Issuer DOES NOT pay contingent coupon payment on maturity date, and Barclays Bank PLC will repay less than the principal amount resulting in a loss proportionate to the decline of the underlying equity.
Total Payment (per $1,000 Note):		$450.00 (a 55.00% loss on the Notes)

PS–4

Because the closing price of the underlying equity is less than the initial price on each observation date, the Notes are not called. Because the final price is less than the Trigger Price on the final valuation date, at maturity, the Issuer will pay you a total of $450.00 per $1,000 principal amount, calculated as follows:

$1,000 × (1 + Underlying Return) = $1,000 × (1 + -55.00%) = $450.00

In addition, because the closing price of the underlying equity is less than the Coupon Barrier on each observation date, the Issuer will not pay any contingent coupon payments over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The observation dates, maturity date, contingent coupon payments, payment at maturity and the reference asset are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

•

For a description of further adjustments that may affect the reference asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

•

Material U.S. Federal Income Tax Considerations—The material tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes). In addition, this discussion does not apply to you if you purchase your Notes for less than the principal amount of the Notes.

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a contingent income-bearing executory contract with respect to the underlying equity.

If your Notes are properly treated as a contingent income-bearing executory contract, it would be reasonable (i) to treat any contingent coupons you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize capital gain or loss upon the sale, redemption or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time (other than amounts attributable to a contingent coupon) and your basis in the Notes for U.S. federal income tax purposes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year, and otherwise should generally be short-term capital gain or loss. Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income. Any character mismatch arising from your inclusion of ordinary income in respect of the contingent coupons and capital loss (if any) upon the sale, redemption or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

PS–5

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. Other alternative treatments for your Notes may also be possible under current law. For example, it is possible that the Notes could be treated as a debt instrument that is subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the contingent coupons (if any) that are paid on the Notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale, redemption or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale, redemption or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the underlying equity that is issued by you to us. You should consult your tax advisor as to the possible consequences of this alternative treatment.

It is also possible that (i) you should not include the contingent coupons (if any) in income as you receive them and instead you should reduce your basis in your Notes by the amount of the contingent coupons that you receive; (ii) you should not include the contingent coupons (if any) in income as you receive them and instead, upon the sale, redemption or maturity of your Notes, you should recognize short-term capital gain or loss in an amount equal to the difference between (a) the amount of the contingent coupons paid to you over the term of the Notes (including any contingent coupon received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the contingent coupons to be paid on the Notes) and (b) the excess (if any) of (1) the amount you paid for your Notes over (2) the amount of cash you receive upon sale, redemption or maturity (excluding any contingent coupon received at redemption or maturity or the amount of cash that you receive upon a sale that is attributable to the contingent coupons to be paid on the Notes); or (iii) if a contingent coupon is paid at redemption or maturity, such contingent coupon should not separately be taken into account as ordinary income but instead should increase the amount of capital gain or decrease the amount of capital loss that you recognize at such time.

Furthermore, it is also possible that the Notes could be treated as notional principal contracts that are comprised of a swap component and a loan component. If your Notes were treated as notional principal contracts, you could be required to accrue income over the term of your Notes in respect of the loan component (which may exceed the contingent coupons, if any, that are paid on the Notes), and any gain or loss that you would recognize upon the maturity of your Notes would likely be treated as ordinary gain or loss.

You should consult your tax advisor with respect to these possible alternative treatments.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Medicare Tax. As discussed under “Certain U.S. Federal Income Tax Considerations—Medicare Tax” in the accompanying prospectus supplement, certain U.S. holders will be subject to a 3.8% Medicare tax on their “net investment income” if their modified adjusted gross income for the taxable year is over a certain threshold. Net investment income will include any gain that a U.S. holder recognizes upon the sale, redemption or maturity of the Notes, unless such income is derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). It is not clear, however, whether the Medicare tax would apply to any contingent coupons that you receive on the Notes, unless such contingent coupons are derived in the ordinary course of the conduct of a trade or business (in which case the contingent coupons should be treated as net investment income if they are derived in a trade or business that consists of certain trading or passive activities and should otherwise not be treated as net investment income). Accordingly, U.S. holders that do not hold the Notes in the ordinary conduct of a trade or business should consult their tax advisors regarding the application of the Medicare tax to the contingent coupons.

PS–6

“Specified Foreign Financial Asset” Reporting. Under legislation enacted in 2010, owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” generally include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Holders are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders. Barclays currently does not withhold on payments to non-U.S. holders. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any contingent coupons at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding. If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any contingent coupons it pays to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty. Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding—” in the accompanying prospectus supplement.

In addition, the Treasury Department has issued proposed regulations under Section 871(m) of the Internal Revenue Code which could ultimately require us to treat all or a portion of any payment in respect of your Notes as a “dividend equivalent” payment that is subject to withholding tax at a rate of 30% (or a lower rate under an applicable treaty). However, such withholding would potentially apply only to payments made after December 31, 2013. You could also be required to make certain certifications in order to avoid or minimize such withholding obligations, and you could be subject to withholding (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. You should consult your tax advisor concerning the potential application of these regulations to payments you receive with respect to the Notes when these regulations are finalized.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the underlying equity. These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”;

•	“Risk Factors—Additional Risks Relating to Securities Which We May Call or Redeem (Automatically or Otherwise)”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•

You May Lose Some or All of Your Principal—The Notes differ from ordinary debt securities in that the Issuer will not necessarily pay the full principal amount at maturity. If the Notes are not called, the Issuer will only pay you the principal amount of your Notes if the final price of the underlying equity is equal to or greater than the Trigger Price and will only make such payment at maturity. If the Notes are not called and the final price is less than the Trigger Price, you will lose some or all of your initial investment in an amount proportionate to the negative Underlying Return.

•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

You May Not Receive Any Contingent Coupons—Barclays Bank PLC will not necessarily make periodic coupon payments on the Notes. If the closing price of the underlying equity on an observation date is less than the Coupon Barrier, Barclays Bank PLC will not pay you the contingent coupon applicable to such observation date. If the closing price of the underlying equity is less than the Coupon Barrier on each of the observation dates, Barclays Bank PLC will not pay you any contingent coupons during the term of the Notes, and you will not receive a positive return on your Notes. Generally, this non-payment of the contingent coupon coincides with a period of greater risk of principal loss on your Notes.

PS–7

•

Reinvestment Risk—If your Notes are called early, the holding period over which you would receive the per annum Contingent Coupon Rate could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are called prior to the maturity date.

•

Contingent Repayment of Principal Applies Only at Maturity—You should be willing to hold your Notes to maturity. If you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment even if the price of the underlying equity is above the Trigger Price.

•

Your Potential Return on the Notes is Limited and You Will Not Participate in Any Appreciation of the Underlying Equity—The return potential of the Notes is limited to the pre-specified Contingent Coupon Rate, regardless of the appreciation of the underlying equity. In addition, any return on the Notes will be based on the number of observation dates on which the closing price of the underlying equity has equalled or exceeded the Coupon Barrier prior to maturity or an automatic call. Further, if the Notes are called due to the automatic call feature, you will not receive any contingent coupons or any other payment in respect of any observation dates after the applicable call settlement date. Because the Notes could be called as early as the first observation date, the total return on the Notes could be minimal. If the Notes are not called, you will not participate in any appreciation in the price of the underlying equity even though you will be subject to the underlying equity’s risk of decline. As a result, the return on an investment in the Notes could be less than the return on a direct investment in the underlying equity.

•

Owning the Notes Is Not the Same as Owning the Underlying Equity—The return on your Notes may not reflect the return you would realize if you actually owned the underlying equity. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or other distributions, or any other rights that holders of the underlying equity would have. Further, you will not participate in any appreciation of the underlying equity, which could be significant.

•

Single Equity Risk—The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the underlying equity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may discontinue any such secondary market making at any time without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

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Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

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Taxes—The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the contingent coupons (if any) that you receive on the Notes and whether all or part of the gain you may recognize upon the sale, redemption or maturity of an instrument such as the Notes should be treated as ordinary income. Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts. While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case (i) increase the likelihood that you will be required to accrue income in respect of the Notes even if you do not receive any payments with respect to the Notes until redemption or maturity and (ii) require you to accrue income in respect of the Notes in excess of any contingent coupons you receive on the Notes. The outcome of this process is uncertain. In addition, any character mismatch arising from your inclusion of ordinary income in respect of the contingent coupons and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

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Antidilution Adjustments—For certain corporate events affecting the underlying equity, the calculation agent may make adjustments to the amount payable at maturity. However, the calculation agent will not make such adjustments in response to all events that could affect the underlying equity. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this pricing supplement or the prospectus supplement as necessary to achieve an equitable result.

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In Some Circumstances, the Payment You Receive on the Notes May Be Based on the Stock of Another Company and Not the Underlying equity—Following certain corporate events relating to the issuer of the underlying equity where the issuer is not the surviving entity, your return on the Notes paid by Barclays Bank PLC may be based on the shares of a successor to the issuer of the underlying equity or any cash or any other assets distributed to holders of the underlying equity in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” of the prospectus supplement.

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Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the underlying equity on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the underlying equity;

•	the time to maturity of the Notes;

•	the dividend rate on the underlying equity;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated value referenced above may be lower if such estimated value were based on the levels at which our benchmark debt securities trade in the secondary market.

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The Estimated Value of Your Notes is Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is lower than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is a result of certain factors, such as any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

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The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

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The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

PS–9

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The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

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We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation. Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments. We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes. Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes. Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes. Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

Information about the Underlying Equity

We urge you to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”. Companies with securities registered under the Securities Exchange Act of 1934, as amended, are required to file financial and other information specified by the SEC periodically. Such information can be reviewed electronically through a website maintained by the SEC at http://www.sec.gov. Information filed with the SEC by the issuer of the underlying equity can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Included below is a brief description of the issuer of the underlying equity. This information has been obtained from publicly available sources. Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus or prospectus supplement. We have not independently verified the accuracy or completeness of the information contained in outside sources.

Bank of America Corporation

According to publicly available information, Bank of America Corporation (the “Company”) is a bank holding company and a financial holding company. The Company serves individual consumers, small- and middle-market businesses, institutional investors, large corporations and governments with a full range of banking, investing, asset management and other financial and risk management products and services.

Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-6523, or its CIK Code: 0000070858. The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “BAC”.

Historical Information

The following table sets forth the quarterly high and low closing prices for the underlying equity, based on daily closing prices on the New York Stock Exchange, as reported by Bloomberg without independent verification. The closing price of the underlying equity on June 27, 2013 was $13.01. The historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the term of the Notes. These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

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Quarter Begin	Quarter End	Quarterly High (USD)	Quarterly Low (USD)	Quarterly Close (USD)
1/2/2008	3/31/2008	45.03	35.31	37.91
4/1/2008	6/30/2008	40.86	23.87	23.87
7/1/2008	9/30/2008	37.48	18.52	35.00
10/1/2008	12/31/2008	38.13	11.25	14.08
1/2/2009	3/31/2009	14.33	3.14	6.82
4/1/2009	6/30/2009	14.17	7.05	13.20
7/1/2009	9/30/2009	17.98	11.84	16.92
10/1/2009	12/31/2009	18.59	14.58	15.06
1/1/2010	3/31/2010	18.04	14.45	17.85
4/1/2010	6/30/2010	19.48	14.37	14.37
7/1/2010	9/30/2010	15.67	12.32	13.10
10/1/2010	12/31/2010	13.56	10.95	13.34
1/3/2011	3/31/2011	15.25	13.33	13.33
4/1/2011	6/30/2011	13.72	10.50	10.96
7/1/2011	9/30/2011	11.09	6.30	6.90
10/1/2011	12/31/2011	7.35	4.99	5.56
1/1/2012	3/31/2012	9.93	5.80	9.57
4/1/2012	6.29/2012	9.68	6.83	8.18
7/2/2012	9/28/2012	9.55	7.04	8.83
10/1/2012	12/31/2012	11.61	8.93	11.61
1/2/2013	3/28/2013	12.78	11.03	12.18
4/1/2013	6/27/2013*	13.83	11.44	13.01

*	As of the date of this pricing supplement, information for the second calendar quarter of 2013 includes data for the period from April 1, 2013 through June 27, 2013. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second quarter of 2013.

The graph below illustrates the performance of the underlying equity from January 2, 2008 to June 27, 2013, based on the daily closing price of the underlying equity. We obtained the closing prices above from Bloomberg. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. Historical performance of the underlying equity is not an indication of future performance. Future performance of the underlying equity may differ significantly from historical performance, and no assurance can be given as to the closing price of the underlying equity during the term of the Note, including on any of the observation dates. We cannot give you assurance that the performance of the underlying equity will result in the return of any of your initial investment.

PS–11

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the pricing date is based on our internal funding rates. Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes results from several factors, including any sales commissions to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately three months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes

PS–12

which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-7 of this pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $10.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.

PS–13